UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6,404, of December 15, 1976, as amended and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, as amended, hereby informs its shareholders and the market in general that the Board of Directors approved in the meeting held on March 18, 2025 the second buy-back program of shares issued by the Company (“Second Program”), which has the main terms and conditions outlined below:

Objectives, Shares, Term and Available Resources – The Second Program aims to acquire, within 12 (twelve) months from April 1, 2025, up to 8,000,100 (eight million and one hundred) common shares issued by the Company, representing 0.59% of the total outstanding shares, to be held in treasury and subsequently delivered to participants of the Executive Partner Program and the Long-Term Incentive Plan via the Granting of the Right to Receive Shares, which were approved by the Company’s shareholders at the annual and extraordinary general meeting held on April 26, 2024, using the available resources at the time, as defined in Article 8, §1, of CVM Resolution No. 77, of March 29, 2022.

Proceeding and Financial Institutions - All acquisitions within the Program will be done through B3 S.A. – Brasil, Bolsa, Balcão (“B3”), at market prices, and the Board of Officers of the Company will have the authority to define the dates and the relevant timeline for the acquisitions, which will be compliant with the terms and conditions approved by the Board of Directors.

Additional Information - Any material information relating to the Second Program will be disclosed through Notices to the Market or Material Facts, as applicable, at the websites of Investors Relations of the Company (www.ri.assai.com.br), CVM (www. gov.br/cvm) and B3 (www.b3.com.br).

São Paulo, March 18, 2025.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.